Exhibit 99.77(c)

ITEM 77C – Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Natural Resources Equity Income Fund was held July 1, 2015 to: 1) elect 4 nominees to the Board of Trustees of Voya Natural Resources Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Colleen D. Baldwin	1	19,766,515.670	874,456.000	0.000	0.000	20,640,971.670
Peter S. Drotch	1	19,720,087.670	920,884.000	0.000	0.000	20,640,971.670
Russell H. Jones	1	19,686,620.670	954,351.000	0.000	0.000	20,640,971.670
Joseph E. Obermeyer	1	19,763,036.670	877,935.000	0.000	0.000	20,640,971.670

Proposal passed.